April 5, 2011

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	CHINA CABLECOM HOLDINGS, LTD.
Form 20-F for the fiscal year ended December 31, 2009
Filed July 1, 2010
File No. 001-34136

Dear Mr. Spirgel:

We are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on March 22, 2011 (the “Comment Letter”).  The discussion below reflects our responses to the Comment Letter and is presented in the order of the numbered comments in the Staff’s letter.

Item 4. Information on the Company, page 19

C. Organizational Structure, page 31

PRC Corporate Structure, nave 31

1.
We note your response to subpart (3) of prior comment one from our letter dated February 17, 2011. Please revise your disclosure in Schedule I and II regarding your equity pledge agreements to clarify that until the equity pledges are registered with the local competent branch of the SAIC you may be unable to enforce these pledges in the PRC courts. In addition, please clarify that all parties have signed the equity pledge agreement.

Company response:  Please see our proposed revised disclosure as set forth in Schedules I and II.

2.
We note your response to subpart (5) of prior comment one from our letter dated February 17, 2011. Please revise your disclosure in Schedule I to specify whether JYNT has made any monthly payments to HZNT under the Exclusive Service Agreements. To the extent payments have been made, please disclose the amounts, including the aggregate amount paid during fiscal year ended December 31, 2009.

Company response:  The Company respectfully advises that JYNT has not paid any fees to HZNT under the Exclusive Service Agreements because there is no operating income generated by JYNT. JYNT is a passive company and primarily holds the investment to the two joint ventures, Binzhou Broadcasting and Hubei Chutian.  JYNT has not received any dividend from such joint ventures by the end of 2009.  JYNT only incurred a small expense of $121,000 in 2009.  Accordingly, our proposed revised disclosure is set forth in Schedule I.

Item 15. Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting, page 67

3.
We note your response to prior comments 6 and 7 from our letter dated February 17, 2011. It appears that the persons responsible for the preparation of your books and records and financial statements, principally your Chief Financial Officer, Sikan Tong, and the accountants under his supervision, do not have the requisite U.S. GAAP experience to prepare financial statements in accordance with U.S. GAAP. In this regard, we note that he and the other accountants do not hold a license such as Certified Public Accountant in the US., have not attended U.S. institutions or extended educational programs that would provide a sufficient relevant education in U.S. GAAP, and most of their US. GAAP audit experience, if any, primarily consists of audits of subsidiary financial information that supports or is included in the U.S. GAAP financial statements of parent registrants. The fact that you hired consultants to assist you in assessing your internal control over financial reporting does not mitigate the fact that the accounting department does not possess the requisite U.S. GAAP knowledge to prepare financial statements in accordance with U.S. GAAP.

Accordingly, we believe this lack of U.S. GAAP experience constitutes a material weakness, and thus your internal controls over financial reporting are not effective. Please revise your conclusion on internal controls over financial reporting and explain, in detail, in your amendment that you have an accounting department with limited knowledge of U.S. GAAP. You should disclose how you will remedy this material weakness in the future. You should also consider the impact of this material weakness on your conclusion regarding disclosure controls and procedures.

Company response:

We will amend the disclosure as follows:

“We have identified certain material weaknesses in connection with the preparation of our consolidated financial statements as of and for the fiscal year ended December 31, 2009 and have thus concluded that our internal controls over financial reporting were not effective. A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

This material weakness and control deficiency identified primarily related to lack of sufficient accounting personnel with appropriate knowledge of U.S. GAAP.

The persons responsible for the preparation of our books and records and financial statements, principally our Chief Financial Officer, Sikan Tong, and the accountants under his supervision, do not have the requisite U.S. GAAP experience to prepare financial statements in accordance with U.S. GAAP. In this regard, Mr. Tong and the other accountants do not hold a license such as Certified Public Accountant in the US., have not attended U.S. institutions or extended educational programs that would provide a sufficient relevant education in U.S. GAAP, and most of their US. GAAP audit experience, if any, primarily consists of audits of subsidiary financial information that supports or is included in the U.S. GAAP financial statements of parent registrants. The fact that we hired consultants to assist us in assessing our internal control over financial reporting does not mitigate the fact that the accounting department does not possess the requisite U.S. GAAP knowledge to prepare financial statements in accordance with U.S. GAAP.

Following the identification of the material weakness and other control deficiencies, we have taken measures and plan to continue to take measures to remedy the weakness and deficiencies, including (1) hiring additional accounting personnel with understanding of U.S. GAAP and experience with SEC reporting requirements, and (2) providing external and internal training to our accounting personnel. However, the implementation of these measures may not fully address this material weakness and other control deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. If we fail to establish an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our equity and/or debt may be adversely impacted."

Note 14. Note Payable ― Non-controlling Interest, page F-25

4.
We note your response to prior comment 10 from our letter dated February 17, 2011. Please describe within the financial statement footnotes any formal written understanding or documented arrangement between the company and the related party note holder indicating that payment will not be demanded within one year. We believe such documentation is necessary in order to classify a demand note payable as a long-term liability, notwithstanding your belief that the likelihood of payment being demanded in the short-term is remote.

Company response:

We agree that documentation is ordinarily a prerequisite to classify a demand note payable as a long-term liability. In our situation, the related party note holder is a Chinese governmental entity. Although we firmly believe that the probability that the Chinese governmental entity will demand payment on the note within one year is remote, submitting to the process of obtaining documentation from the governmental entity is, as a practical matter, difficult. Accordingly, we will add the following disclosure to the financial statement footnotes:

“The related party payable has been classified as a long-term payable because the Company considers that a demand for repayment of the note within one year is remote.  Although in most circumstances US GAAP would require documentation necessary to support such a classification, the fact that the counterparty to the note is a Chinese governmental entity makes such documentation difficult to obtain in practice and therefore the Company has not obtained such documentation. Nevertheless, in spite of such lack of documentation, the Company believes that that the probability that the Chinese governmental entity will demand repayment of the note within a year to be remote, and the Company considers that remoteness of probability of demand for repayment to be the decisive factor in determining the classification of the note.”

*           *           *

The Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Clive Ng
Clive Ng
Executive Chairman

Schedule I
[Starting From Page 31 of Form F-20 ]

C.  Organizational Structure

PRC Corporate Structure

China Cablecom conducts substantially all of its business in the PRC through HZNT, and Jinan Youxiantong Network Technology Co., Ltd. (“JYNT”), a PRC company and a domestic variable interest entity (“VIE”). JYNT is controlled by the Company through contractual arrangements. China Cablecom also owns 100% of the equity interest of China Cablecom Company Limited, a Hong Kong holding company that, in turn, directly owns 100% of the equity interest of HZNT.

In order to comply with the PRC’s regulations on private investment in the cable industry, China Cablecom operates its cable business in a joint venture with a local state-owned enterprise.  China Cablecom’s operations are conducted through direct ownership of China Cablecom Company Limited and HZNT and contractual arrangements with JYNT.  China Cablecom does not have an equity interest in JYNT, but instead has arranged for two nominees, Pu Yue, our CEO, and his wife, Liang Yuejing, to hold 95% and 5% equity interest in JYNT respectively on behalf of our subsidiaries, which structure is subject to a series of contractual arrangements.  China Cablecom Company Limited and HZNT, through these contractual arrangements with Pu Yue, Liang Yuejing and JYNT, contractually control and enjoy the economic benefits derived from JYNT.  Please see “PRC Corporate Structure”.

China Cablecom operates its cable business in two joint ventures: Binzhou Broadcasting, which is 49% owned by JYNT and 51% by Binzhou SOE, a PRC state-owned enterprise and Hubei Chutian, which is 49% owned by JYNT and 51% by Hubei SOE, a PRC state-owned enterprise.

Note:

① Pu Yue and Liang Yuejing own respectively 95% and 5% equity in JYNT.
②HKZ and HZNT can contractually control JYNT through the contractual arrangement. Please see “corporate Structure”.

We do not directly or indirectly have an equity interest in JYNT, but HZNT and HKZ, our wholly owned subsidiaries, have entered into a series of contractual arrangements with JYNT and its shareholders. As a result of the following contractual arrangements, we control and are considered the primary beneficiary of JYNT and, accordingly, we consolidate JYNT’s results of operations in our financial statements.  The following is a summary of the currently effective contracts among our wholly owned subsidiaries HZNT and HKZ, our VIE JYNT, and the VIE’s two nominee shareholders, Pu Yue and Liang Yuejing.

●
Loan Agreements: pursuant to loan agreements dated June 30, 2007, HKZ extended loans of RMB 484,500 and 25,500 respectively to Pu Yue and Liang Yuejing.  Upon the occurrence of an event of default or otherwise, HKZ may at its discretion, issue a repayment notice to Pu Yue and/or Liang Yuejing requesting repayment of all or any portion of the loans (as applicable).  Pu Yue and Liang Yuejing may only repay the loan by transferring their equity interests in JYNT to HKZ or HKZ’s designees within 5 business days.

●
Exclusive Service Agreements: pursuant to exclusive service agreements between JYNT and HZNT, JYNT engages HZNT to be its sole and exclusive provider of management, consulting, training and technical services.  Service fees are to be paid monthly by JYNT to HZNT in an amount equal to JYNT’s net profits minus the profit to be retained by JYNT as determined by a reputable CPA agreed to by both parties.  The exclusive service agreements shall continue indefinitely unless terminated by HZNT with 30 days’ prior written notice or by a non-breaching party after the breaching party has not rectified the breach for within 30 days of its receipt of notice from the non-breaching party. As of 31 December 2009, JYNT has not paid any service fees to HZNT, since JYNT, as a passive company, had not received any dividends from the two joint ventures, Binzhou Broadcasting and Hubei Chutian by the end of 2009.  On the contrary, JYNT incurred a loss of USD 121,000 in fiscal year 2009.

●
Equity Option Agreements: pursuant to equity option agreements dated July 20, 2007, the shareholders of JYNT have granted HZNT an exclusive and irrevocable option to purchase all or part of their equity interests in JYNT at any time.  The option may only be terminated by mutual consent or at the direction of HZNT.  HZNT may exercise this option at any time until it has acquired all equity interests of JYNT and it can set off the purchase price against the loan repayment under the loan agreement.  The shareholders of JYNT covenant that they will not approve any plan by JYNT to distribute dividends or otherwise seek to influence JYNT’s management, and must approve any action requested by HZNT in writing to the extent permitted by law.

●
Equity Pledge Agreements: pursuant to equity pledge agreements entered into between HZNT and each of Pu Yue and Liang Yuejing, respectively, dated July 20, 2007, Pu Yue and Liang Yuejing pledge their entire equity interests in JYNT to guarantee JYNT’s payment obligation under the exclusive service agreement between JYNT and HZNT, and the loan agreement, and their performance of their own obligations under the Option Agreement.  HZNT is entitled to (i) collect dividends and other distributions, if any, arising from the pledged equity interests; and (ii) in an event of default, freely sell the pledged equity interests and collect the proceeds therefrom.  Without HZNT’s consent, the shareholders of JYNT may not (i) transfer or pledge their equity interests in JYNT, (ii) receive any dividends, loan interest or other benefits from JYNT, or (iii) make any material adjustment or change to JYNT’s business or operations. We have duly signed the equity pledge agreements, but have not yet registered the equity pledges under the equity pledge agreements with the local competent branch of the State Administration for Industry and Commerce.  Thus, the equity pledge agreements are contractually binding but the equity pledges thereunder have not yet been validated. Please see “Risk Factor - Risks Relating to Our Corporate Structure”.

●
Power of Attorney: pursuant to a power of attorney signed by Pu Yue and Liang Yuejing, Pu Yue and Liang Yuejing appointed HKZ’s designee as their attorneys-in-fact to exercise all voting rights as shareholders of JYNT, including the ability to vote as a shareholder of JYNT, sell or transfer their equity interest in JYNT and designate and appoint the directors, general manager, chief financial officer and other senior officers of JYNT.  This power of attorney is effective until the earlier of 2027 or the termination of the loan agreement between HKZ and the two nominee shareholders.

●
Trustee Arrangements: pursuant to trustee arrangements dated June 30, 2007, between HKZ and each of Pu Yue and Liang Yuejing, Pu Yue and Liang Yuejing will respectively hold 95% and 5% equity in JYNT on behalf of HKZ and must follow instructions from HKZ as to how to vote and act in their capacity as the nominee shareholders.  Pu Yue and Liang Yuejing are not to receive any benefits nor assume any liability arising from their nominee shareholding, and will be fully indemnified for any personal liability in connection therewith from HKZ, provided that they take actions in good faith and do not violate the best interests of JYNT.  Pu Yue and Liang Yuejing will each receive an RMB 100,000 one-off payment and an RMB 50,000 monthly payment in compensation for serving as HKZ’s trustees.

Schedule II

[Starting From Page 15 of Form F-20]

Risks Relating to Our Corporate Structure

We exercise voting and economic control over Jinan Youxiantong Network Technology Co., Ltd. (“JYNT”) pursuant to contractual agreements with the shareholders of JYNT that may not be as effective as direct ownership.

As a result of the contractual agreements entered into between our indirect subsidiary Heze Cablecom Network Technology Co., Ltd., a PRC company (“HZNT”), and the shareholders of JYNT, we control and are considered the primary beneficiary of JYNT, and are entitled to consolidate the financial results of JYNT, which includes JYNT’s 60% economic interest in the financial results of Binzhou Broadcasting and JYNT’s 55% economic interest in the financial results of Hubei Chutian. Under their terms, these contractual arrangements generally cannot be terminated by JYNT or its shareholders prior to their expiration date.  It is possible, however, that the shareholders of JYNT may breach their contractual obligations and/or take actions contrary to the best interests of our company.

While the terms of these contractual agreements are designed to minimize the operational impact of governmental regulation of the media, cultural and telecommunications industries in the PRC, and provide us with voting control and the economic interests associated with the shareholders’ equity interest in JYNT, they are not accorded the same status at law as direct ownership of JYNT and may not be as effective in providing and maintaining control over JYNT as direct ownership. For example, JYNT and its shareholders may fail to take certain actions required for our business or may fail to follow our instructions to comply with the relevant PRC regulations despite their contractual obligations to do so.

We may not be able to take control of JYNT upon the occurrence of certain events, such as the imposition of statutory liens, judgments, court orders, death or capacity. If the PRC government proposes new laws or amends current laws that are detrimental to the contractual agreements with JYNT, such changes may effectively eliminate our control over the JYNT and our ability to consolidate the financial results of Binzhou Broadcasing and Hubei Chutian, JYNT’s sole operational assets. In addition, if the shareholders of JYNT fail to perform as required under those contractual agreements, we will have to rely on the PRC legal system to enforce those agreements, and there is no guarantee that we will be successful in an enforcement action.

Furthermore, if we or HZNT are found to be in violation of any existing PRC laws or regulations, the relevant regulatory authorities would have broad discretion to punish us for such violation, including, but not limited to the following:

•	levying fines;

•	confiscating income; and/or

•	requiring a restructure of ownership or operations.

Any failure by JYNT’s shareholders to perform their obligations under our contractual arrangements with them may have a material adverse effect on our business.

In June and July, 2007, our subsidiaries, HKZ and HZNT, entered into a series of contractual arrangements with Pu Yue, our CEO, and Liang Yuejing, his wife, and JYNT.  The two nominee shareholders are contractually required to, and to cause JYNT to, take actions required for our business per our requests or to follow our instructions.

However, JYNT and/or its shareholders may fail to accommodate our requests or follow our instructions despite their contractual obligations to do so.  In that case, our business operations will be significantly disrupted, and our business and financial condition and operations will be materially and adversely affected.

If JYNT and/or its shareholders fail to perform their obligations under their respective agreements with us, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, exercising our option to designate a replacement for the current nominee, or exercising the pledge by JYNT’s shareholders of their equity in JYNT, which may not be fully effective.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC.  Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures.  The legal environment in the PRC is not as developed as in certain other jurisdictions.  As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over JYNT or its subsidiaries, and our ability to conduct our business may be adversely affected.

We have not yet registered the equity pledges made by JYNT’s shareholders of their equity in JYNT, which means that these pledges have not been officially validated.  Accordingly, the contractual arrangements among the two nominee shareholders, JYNT, and our subsidiaries, HZNT and HKZ, designed to control JYNT’s operations and extract its profits, may be undermined.

PRC Property Law provides that all equity pledges under equity pledge agreements must be registered to be validated.  Our subsidiary, HZNT, has entered into equity pledge agreements with the two nominee shareholders, Pu Yue and Liang Yuejing, whereby Pu Yue and Liang Yuejing are obligated to promptly take necessary steps to register and perfect the equity pledges to secure the service fees under the Exclusive Service Agreements and the loans under the Loan Agreements between HZNT and them.   HZNT is now coordinating with Pu Yue and Liang Yuejing to prepare various equity pledge registration application documents (including the Chinese versions of the equity pledge agreements and other application forms) in accordance with the requirements of the local competent branch of the State Administration for Industry and Commerce.  However, until the equity pledges are registered and perfected, we may not enforce these pledges in PRC courts, and accordingly the contractual arrangements among the two nominee shareholders, JYNT, and our subsidiaries, HZNT and HKZ, designed to control JYNT’s operations and extract its profits, will be undermined.  Moreover, it is possible that, in the absence of a validated pledge, the two nominee shareholders may pledge or otherwise dispose of their equity interests in JYNT to third parties.

JYNT has a 49% equity interest in each of Binzhou Broadcasting and Hubei Chutian and the failure by the Binzhou SOE or the Hubei SOE to perform its obligations under the respective  joint venture agreements and services agreements may negatively impact our ability to consolidate the financial operations of Binzhou Broadcasting and Hubei Chutian.

JYNT has entered into a joint venture agreement and a series of services agreements which, in accordance with applicable accounting principles, entitle JYNT to consolidate 60% of the operating results of Binzhou Broadcasting, although JYNT only has a 49% equity interest and the Binzhou SOE maintains control of the joint venture.  JYNT has also entered into a joint venture agreement and a series of service agreements which, in accordance with applicable accounting principles, entitle JYNT to consolidate 55% of the operating results of Hubei Chutian, although JYNT only has a 49% equity interest and the local state-owned enterprise, Hubei Chutian Radio and Television Information Network Co., Ltd. (“Hubei SOE”) maintains control of the joint venture.  Because JYNT lacks actual control over Binzhou Broadcasting and Hubei Chutian, JYNT, and us through our contractual arrangements with the shareholders of JYNT, are protected in our dealings with the Binzhou SOE and the Hubei SOE only to the extent provided for in the joint venture agreement and the services agreements. If either the Binzhou SOE or the Hubei SOE fails to observe the requirements of its respective joint venture agreement and other services agreements with JYNT, we may have to incur substantial costs and resources to enforce such arrangement, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which may not be effective. If the shareholders of JYNT and us are unable to compel the Binzhou SOE or Hubei SOE to observe the requirements of its respective joint venture agreement and the services agreements, we may be forced to account for the financial results and position of Binzhou Broadcasting and Hubei Chutian pursuant to different accounting principles, effectively eliminating our sole operational assets.